

SEC 02005402 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2002
WASH. D.C.
340
SECTION

SEC FILE NUMBER
8- 39592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cripple Creek Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Maplewood Avenue
(No. and Street)

Maplewood	New Jersey	07040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES TSANG 973-313-6430
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name — *if individual, state last, first, middle name*)

380 Foothill Road	Bridgewater	New Jersey	08807
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 3/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Tsang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cripple Creek Securities LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

ANDREA P. FREUND
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/30/2004

[signature]
Notary Public

[signature: James Tsang]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cripple Creek Securities, L.L.C.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the

Securities and Exchange Commission

Year Ended December 31, 2001

Cripple Creek Securities, L.L.C.

Index to the Financial Statements

December 31, 2001

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-8
Additional Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Members of

Cripple Creek Securities, L.L.C.

We have audited the accompanying statement of financial condition of Cripple Creek Securities, L.L.C. (the"Company") as of December 31, 2001 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cripple Creek Securities, L.L.C. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
January 23, 2002

Cripple Creek Securities, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets	
Current Assets	
Cash	$ 9,739
Due from clearing organization	4,368,956
Securities owned	
Not readily marketable, at estimated fair value	1,503,593
Total Current Assets	5,882,288
Liabilities and Members' Equity	
Current Liabilities	
Securities sold, not yet purchased, at market value	1,415,981
Accrued expenses	20,000
Total Current Liabilities	1,435,981
Commitments and Contingencies	-
Members' Equity	4,446,307
Total Liabilities and Members' Equity	$ 5,882,288

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Operations

Year Ended December 31, 2001

Revenues	
Principle transactions	$ 5,061,139
Interest income	255,578
Total Revenues	5,316,717
Expenses	
Management and advisory fees	5,300,000
Professional fees	57,042
License fees, dues and assessments	3,171
Insurance	1,213
Interest expense	388
Total Expenses	5,361,814
Net Loss	$ (45,097)

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2001

	Total Members' Equity
Balance - January 1, 2001	$ 5,791,404
Members withdrawals	(1,300,000)
Net loss	(45,097)
Balance - December 31, 2001	$ 4,446,307

See notes to the financial statements.

Cripple Creek Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net Loss	$ (45,097)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities	
Changes in Assets and Liabilities	
Decrease in due from clearing agent	2,448,226
Decrease in securities owned, at value	18,046
(Decrease) in securities sold short, at value	(1,119,030)
Increase in accrued expenses	1,000
Total Adjustments	1,348,242
Net Cash Provided by Operating Activities	1,303,145
Cash Flows From Financing Activities	
Cash withdrawals by members	(1,300,000)
Net Cash Used by Financing Activities	(1,300,000)
Net Increase in Cash	3,145
Cash - January 1, 2001	6,594
Cash - December 31, 2001	$ 9,739

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 388

See notes to the financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

The Company was formed on December 28, 1995 under the laws of the State of Delaware for the purpose of operating as a broker-dealer. The Company has received certification from the National Association of Securities Dealers (NASD) to become a registered broker and dealer in securities under the Securities Exchange Act of 1934. As such, Cripple Creek Securities, L.L.C. has been granted approval to conduct proprietary trading for its own account and to perform private placements and shelf offering underwritings.

Basis of Income Realization and Securities Transactions

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. Securities transactions of the Company are recorded on a trade date basis. Realized and unrealized gains and losses are included in earnings.

Cash and Equivalents

For the purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company is formed as a limited liability company. As such, federal and state income is taxed to the members personally. Accordingly, no provision for federal or state income taxes have been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000. At times during the year, cash balances may exceed insured limits.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the members of the Company withdrew $1,300,000.

During 2001, the Company paid $3,500,000 pursuant to an administrative services agreement and lease to an entity with similar ownership interests.

SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stock	$ -	$ 1,415,981
Warrants	1,503,593	-
	$ 1,503,593	$ 1,415,981

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of the following:

Warrants	$ 1,503,593

FINANCIAL INSTRUMENTS

The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

AGREEMENTS

Effective July 30, 1999, the Company entered into a Common Stock Investment Agreement with General Magic, Inc. The Investment Agreement terms include the obligation of the Company for the period August 25, 1999 through August 24, 2001, assuming certain conditions have been satisfied, to purchase an aggregate of $5,000,000 of General Magic, Inc. common stock every 31 days, up to a total of $20,000,000, at a price of 97% of the low weighted average price of the common stock during the preceding five days prior to purchase, but not below the floor price of $2.00 per share or such higher figure as may be set by General Magic, Inc. in its sole discretion. This agreement expired during the year.

Effective June 30, 1999, the Company entered into a Structured Equity Line Agreement with Cygnus, Inc. The Equity Line Agreement terms include the obligation of the Company for the period July 1, 1999 through June 30, 2001, assuming certain conditions have been satisfied, to purchase an aggregate of $1,500,000 of Cygnus, Inc. common stock each month, up to a total of $30,000,000, at a price equal to the average of the two lowest volume weighted average prices of the common stock during the preceding six days prior to purchase, but not below the floor price as may be set by Cygnus, Inc. in its sole discretion. This agreement expired during the year.

Effective April 7, 2000, the Company entered into a Structured Equity Line Agreement with Elcom International Inc. The Equity Line Agreement terms include the obligation of the Company for the period June 13, 2000 through December 13, 2001, assuming certain conditions have been satisfied, to purchase an aggregate of $10,000,000 each month, up to a total of $50,000,000, at a price equal to the lowest volume weighted average price during the preceding five days prior to purchase, but not below the floor price of $4.00 or such higher figure as may be set by Elcom International, Inc. in its sole discretion. This agreement was terminated during the year.

COMMITMENTS AND CONTINGENCIES

Effective March 23, 2001, the Company entered into a Structured Equity Line Flexible Agreement with Cygnus, Inc. The terms of the agreement include mandatory monthly purchases, at the sole discretion of Cygnus, Inc., requiring the Company to purchase shares of common stock, for an aggregate purchase price to be specified by Cygnus, not to exceed $1,000,000 per month. In addition, for any period in which Cygnus elects to obligate the Company to make a mandatory purchase, Cygnus may require the Company to purchase additional shares of common stock for an aggregate purchase price to be specified by Cygnus, not to exceed $3,000,000 per month. The purchase price of the common stock shall be the average of the two lowest stock prices during the six trading days prior to the mandatory purchase date, provided that any trading price below the floor price, set by Cygnus, shall be deemed to be equal to the floor price for purposes of determining the purchase price. The maximum aggregate obligation of the Company under this agreement is $33,000,000 and expires June 30, 2003.

Effective October 1, 2001 the Company entered into another Structured Equity Line Flexible Agreement with Cygnus, Inc. The terms of the agreement are similar to the terms for the agreement dated March 23, 2001 with the exception of the aggregate obligation of the Company being $29,000,000 and an expiration date of December 31, 2004.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rule of the Exchange that provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2001, the Company had net capital of $3,134,555, which was $3,034,555 in excess of its required net capital of $100,000. The Company's net capital ratio was .006 to 1.

Cripple Creek Securities, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL	
Total Members' Equity	$ 4,446,307
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non allowable assets	
Securities - owned	(171,830)
Securities - when issued	(552,543)
Other assets	(14)
Net Capital Before Haircuts on Securities Positions	3,721,920
Haircuts on Securities	
Haircut on securities	(441,959)
Haircut on undue concentration	(145,406)
Total Haircuts on Securities Positions	(587,365)
Net Capital	3,134,555
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	20,000
Total Aggregate Indebtedness	20,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement	$ 100,000
Net Capital Requirement	100,000
Excess Net Capital	$3,034,555
Ratio Aggregate Indebtedness to Net Capital	.006 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$3,124,816
Allowable assets erroneously reported as nonallowable	
Cash	9,739
Net capital per above	$3,134,555

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
of Cripple Creek Securities, LLC

In planning and performing our audit of the financial statements and additional information of Cripple Creek Securities, LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
January 23, 2002